UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                    Point.360
                       -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   730698 10 7
                        --------------------------------
                                 (CUSIP Number)

        Point.360, 7083 Hollywood Blvd., Suite 200, Hollywood, CA 90028,
                            Attention: Alan R. Steel
       ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               October 30, 2001
                               ------------------
             (Date of Event which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  730698 10 7
---------  -----------

1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           R. Luke Stefanko

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

           (a) |_|

           (b) |_|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)     00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) Or 2(e)              |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION     United States

NUMBER OF SHARES              7.    Sole Voting Power      2,174,666
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
                              8.    Shared Voting Power    0

                              9.    Sole Dispositive Power   2,174,666

                              10.   Shared Dispositive Power    0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,174,666

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)             |_|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   23.5%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   IN

ITEM 1. SECURITY AND ISSUER

              The class of equity security to which this Statement relates is the common stock, no par value (the "Common Stock") of Point.360, a California corporation (the "Company" or the "Issuer"). The name and address of the principal executive offices of the Company are Point.360, 7083 Hollywood Boulevard, Suite 200, Hollywood, California 90028.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)   The person filing this Statement is R. Luke Stefanko.

   (b) The principal business address of Mr. Stefanko is 7083 Hollywood Boulevard, Hollywood, CA 90028.

   (c) Mr. Stefanko's principal occupation is President and Chief Executive Officer of Point.360. The Company is principally engaged in servicing the post-production and broadcast distribution needs of entertainment studios, advertising agencies, corporations and independent producers. The Company's address is 7083 Hollywood Boulevard, Suite 200, Hollywood, CA 90028.

   (d)   Mr. Stefanko has not,  during the last five years,  been convicted in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

   (e) Mr. Stefanko was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

   (f)   Mr. Stefanko is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              In July, August, September and October, 2001, 399,400 shares of common stock previously owned by Mr. Stefanko have been sold by Prudential Securities, Inc. as pledgee for the account of Mr. Stefanko pursuant to a margin loan agreement entered into in 1996. Although permitted by such agreement, the sales were executed against Mr. Stefanko's express requests. As of the date of this Statement, Mr. Stefanko's ownership consists of 1,960,666 shares owned and options to purchase 214,000 shares within 60 days of the date of this Statement. The 1,960,666 shares were acquired in connection with a court-approved Written Stipulation for Judgment (the "Stipulation") in connection with the dissolution of Mr. Stefanko's marriage, which dissolution became effective on January 26, 2000. The Stipulation divided ownership with respect to 5,275,400 shares of Common Stock previously held by Mr. and Mrs. Stefanko as community property.

ITEM 4. PURPOSE OF TRANSACTION.

              Mr. Stefanko acquired such securities for purposes of investment. Depending upon market conditions and other factors that Mr. Stefanko deems material to his investment decision, Mr. Stefanko may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of Common Stock or other securities of the Issuer that he now owns or hereafter may acquire. Other than as set forth above, Mr. Stefanko has no plans or proposals which relate to or would result in:

   (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   (b)   An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   (e) Any material change in the present capitalization or dividend policy of the Issuer;

   (f) Any other material change in the Issuer's business or corporate structure;

   (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

   (i)   Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

   (a) Mr. Stefanko is the beneficial owner of 2,174,666 shares of the Common Stock of the Issuer, constituting 23.5% of such class. Mr. Stefanko has the right to acquire 214,000 of such 2,174,666 shares pursuant to options that are currently exercisable.

   (b) Mr. Stefanko has sole power to vote, direct the vote of, dispose of, and direct the disposition of the shares described in (a) above subject to the rights of Prudential Securities, Inc. as set forth in Item 3 above.

   (c)   Reference is made to Forms 4 filed by Mr.  Stefanko with the Securities
         and  Exchange  Commission   itemizing  the  terms  of  stock  sales  by
         Prudential Securities, Inc. See also Item 3 above.

   (d) Prudential Securities, Inc. has the right to receive or the power to direct the receipt of proceeds from the sale of 1,960,666 shares of common stock owned by Mr. Stefanko and pledged as security pursuant to a margin loan agreement entered into in 1996.

   (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              The margin loan agreement governing 1,960,666 shares of Common Stock owned by Mr. Stefanko has been described in Item 3.

              Nonqualified   stock  option   agreements  govern  the  terms  and
conditions of options to purchase 214,000 shares.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

              Not applicable.





                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date: November 2, 2001

                                    /s/ R. Luke Stefanko
                                    --------------------
                                    R. Luke Stefanko